SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A*

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

Jamba, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

47023A 10 1 (CUSIP Number)

November 29, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*	This Amendment No. 2 to Schedule 13G amends the Schedule 13G initially filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2005, as amended by Amendment No. 1 to Schedule 13G filed with the SEC on February 3, 2006, by the Reporting Persons (as defined hereinafter). Effective as of November 29, 2006, Services Acquisition Corp. International changed its name to “Jamba, Inc.”

CUSIP No. 47023A 10 1	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Ridge Limited Partnership 13-3891223
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

3,911,733
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

3,911,733

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,911,733[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.3%[2]
12	TYPE OF REPORTING PERSON

PN

[1]	See Item 4.
[2]	See Item 4.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47023A 10 1	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Ridge Offshore Master Limited Partnership 98-0412446
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

2,401,600
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

2,401,600

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,401,600[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.5%[4]
12	TYPE OF REPORTING PERSON

PN

[3]	See Item 4.
[4]	See Item 4.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47023A 10 1	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Ridge Capital Holdings LLC 13-3879585
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

3,911,733
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

3,911,733

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,911,733[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.3%[6]
12	TYPE OF REPORTING PERSON

OO

[5]	See Item 4.
[6]	See Item 4.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47023A 10 1	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Ridge Capital Offshore Holdings LLC 52-2415816
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

2,401,600
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

2,401,600

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,401,600[7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.5%[8]
12	TYPE OF REPORTING PERSON

OO

[7]	See Item 4.
[8]	See Item 4.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47023A 10 1	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

John A. Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

6,313,333
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

6,313,333

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,313,333[9]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.8%[10]
12	TYPE OF REPORTING PERSON

IN

[9]	See Item 4.
[10]	See Item 4.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1	(a).	Name of Issuer

The name of the issuer is Jamba, Inc. (f/k/a Services Acquisition Corp. International) (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Office

The Issuer’s principal executive offices are located at: 1700 17th Street San Francisco, California 94103

Item 2	(a).	Name of Person Filing

This statement is filed by:

(i) Blue Ridge Limited Partnership, a New York limited partnership (“BRLP”) with respect to shares of Common Stock directly owned by it;

(ii) Blue Ridge Capital Holdings LLC, a New York limited liability company (“BRCH”) with respect to shares of Common Stock directly owned by BRLP;

(iii) Blue Ridge Offshore Master Limited Partnership, a Cayman Islands exempted limited partnership (“BROMLP”) with respect to shares of Common Stock directly owned by it;

(iv) Blue Ridge Capital Offshore Holdings LLC, a New York limited liability company (“BRCOH”) with respect to shares of Common Stock directly owned by BROMLP; and

(v) John A. Griffin (“Mr. Griffin”) with respect to shares of Common Stock owned by BRLP and BROMLP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosure herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons (other than BROMLP) is: 660 Madison Avenue, 20th Floor New York, NY 10021

The address of the business office of BROMLP is: P.O. Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands

Item 2	(c).	Citizenship

BRLP is a limited partnership organized under the laws of the State of New York. BROMLP is an exempted limited partnership organized under the laws of the Cayman Islands. BRCH and BRCOH are limited liability companies organized under the laws of the State of New York. Mr. Griffin is a United States citizen.

Item 2	(d).	Title of Class of Securities

Common Stock, par value $.001 per share (the “Common Stock”).

Item 2	(e).	CUSIP Number

47023A 10 1.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

	A.	BRLP

(a) Amount beneficially owned: 3,911,733 shares of Common Stock (including 923,200 shares purchasable upon exercise of Warrants (as defined below))

(b) Percent of class: 7.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,911,733

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,911,733

	B.	BROMLP

(a) Amount beneficially owned: 2,401,600 shares of Common Stock (including 566,800 shares purchasable upon exercise of Warrants)

(b) Percent of class: 4.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,401,600

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,401,600

	C.	BRCH

(a) Amount beneficially owned: 3,911,733 shares of Common Stock (including 923,200 shares purchasable upon exercise of Warrants)

(b) Percent of class: 7.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,911,733

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,911,733

	D.	BRCOH

(a) Amount beneficially owned: 2,401,600 shares of Common Stock (including 566,800 shares purchasable upon exercise of Warrants)

(b) Percent of class: 4.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,401,600

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,401,600

	E.	Mr. Griffin

(a) Amount beneficially owned: 6,313,333 shares of Common Stock (including 1,490,000 shares purchasable upon exercise of Warrants)

(b) Percent of class: 11.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,313,333

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,313,333

The number of securities beneficially owned for each Reporting Person includes the shares of Common Stock purchasable upon exercise of warrants held by such Reporting Person (the “Warrants”). Each Warrant entitles the holder to purchase one fully paid and non-assessable share of the Issuer’s Common Stock at a price of $6.00 per share. Each Warrant became exercisable on November 29, 2006.

The ownership percentages set forth above are based on there being 51,879,999 shares of Common Stock, par value $.001 per share, of the Issuer outstanding as of November 29, 2006, as reported to the Reporting Persons by legal counsel to the Issuer, plus the aggregate number of shares of Common Stock purchasable upon exercise of Warrants held by the Reporting Persons (1,490,000).

BRCH is the general partner of BRLP. Mr. Griffin is the sole managing member of BRCH. Mr. Griffin and BRCH share investment and voting control over shares held by BRLP.

BRCOH is the general partner of BROMLP. Mr. Griffin is the sole managing member of BRCOH. Mr. Griffin and BRCOH share investment and voting control over shares held by BROMLP.

Each of the Reporting Persons disclaims beneficial ownership of shares, except to the extent described in Item 2(a) above.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

BRCH, the general partner of BRLP, has the power to direct the affairs of BRLP, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Stock. BRCOH, the general partner of BROMLP, has the power to direct the affairs of BROMLP, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Stock. Mr. Griffin is the sole managing member of BRCH and BRCOH, and in that capacity directs their operations.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.

Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 4, 2006

BLUE RIDGE LIMITED PARTNERSHIP

	By:	Blue Ridge Capital Holdings LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

	By:	Blue Ridge Capital Offshore Holdings LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE CAPITAL HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CAPITAL OFFSHORE HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

/s/ John A. Griffin
John A. Griffin

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that he or it knows or has reason to believe such information is inaccurate.

Dated: December 4, 2006

BLUE RIDGE LIMITED PARTNERSHIP

By:	Blue Ridge Capital Holdings LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

By:	Blue Ridge Capital Offshore Holdings LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE CAPITAL HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CAPITAL OFFSHORE HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

JOHN A. GRIFFIN

/s/ John A. Griffin